


03052187

SE[illegible] COMMISSION
Washington, D.C. 20549

BB 9/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Recom Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

619 Marquette Avenue South, Suite 142
(No. and Street)



SEC MAIL
RECEIVED
PROCESSING
SEP 05 2003
WASH. D.C.
181
SECTION

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merle Levitt 612-339-5566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehrman, Flom & Co., P.L.L.P.
(Name – *if individual, state last, first, middle name*)

Interchange Tower - Suite 820 600 Highway 169 South	Minneapolis	MN	55426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9-22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Merle Levitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Recom Securites, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WILLIAM R. KLECKNER
My Commission Expires Jan. 31, 2005

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. for brokers and dealers pursuant to Rule 15c3-1
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control (separate cover)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA/ABV
Stephen P. Exley, CPA
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Morris Lehrman, CPA

Independent Auditors' Report

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying statements of financial condition of Recom Securities, Inc. (a Minnesota corporation) as of June 30, 2003 and 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recom Securities, Inc. at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lehrman, Flom & Co., P.L.L.P.

July 30, 2003

RECOM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 66,083	$ 301,436
Receivables from clearing organizations	49,843	22,866
Loans receivable - officers (non-interest bearing)	158,105	107,900
Marketable securities owned	31,980	27,000
Refundable income taxes	13,988	88,689
Property and equipment, at cost, less accumulated depreciation of $45,802 - both years	-	-
Other assets	4,151	4,363
	$ 324,150	$ 552,254
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 14,125	$ 34,300
Loan payable - officer	-	33,000
Total liabilities	14,125	67,300
Common stock, par value $.10 per share Authorized 25,000 shares Issued and outstanding 2,000 shares	200	200
Additional paid-in capital	19,800	19,800
Retained earnings	290,025	464,954
Total shareholder's equity	310,025	484,954
	$ 324,150	$ 552,254

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF INCOME
Years Ended June 30, 2003 and 2002

	2003	2002
REVENUES		
Commissions & principal transactions	$ 1,069,152	$ 1,212,690
Interest	218,506	230,650
	1,287,658	1,443,340
EXPENSES		
Employee compensation and benefits	500,465	672,885
Clearing costs	423,868	504,006
Occupancy and equipment rental	200,322	194,331
Taxes, other than income taxes	32,291	43,437
Other operating expenses	319,571	337,197
	1,476,517	1,751,856
LOSS BEFORE INCOME TAXES	(188,859)	(308,516)
Income taxes (benefit)	(13,930)	(87,870)
NET LOSS	$ (174,929)	$ (220,646)

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended June 30, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Totals
Balances at June 30, 2001	$ 200	$ 19,800	$ 685,600	$ 705,600
Net loss - 2002	-	-	(220,646)	(220,646)
Balances at June 30, 2002	200	19,800	464,954	484,954
Net loss - 2003	-	-	(174,929)	(174,929)
Balances at June 30, 2003	$ 200	$ 19,800	$ 290,025	$ 310,025

See accompanying notes

RECOM SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (174,929)	$ (220,646)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in assets and liabilities		
Receivables from clearing organizations	(26,977)	17,012
Marketable securities owned	(4,980)	4,843
Refundable income taxes	74,701	(66,297)
Other assets	212	(539)
Accounts payable and accrued expenses	(20,175)	(6,900)
Net cash used in operating activities	(152,148)	(272,527)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in loans receivable - officers	(50,205)	(82,900)
Net change in loan payable - officer	(33,000)	(7,580)
Net cash used in financing activities	(83,205)	(90,480)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(235,353)	(363,007)
Cash and cash equivalents, beginning	301,436	664,443
CASH AND CASH EQUIVALENTS, ENDING	$ 66,083	$ 301,436

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003	2002
Cash paid (received) during the year for		
Income taxes	$ (88,689)	$ (21,573)
Interest	4,225	8,017

See accompanying notes

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is a discount commission broker-dealer registered with the Securities and Exchange Commission. Its business consists of soliciting and servicing customer accounts which are introduced on a fully disclosed basis to a carrying broker-dealer. The Company does not carry customer accounts or effect transactions on a principal basis. Income is derived from commissions on introduced business. The Company has offices in Minneapolis, Minnesota and Chicago, Illinois and is licensed to operate in all states and Washington, D.C.

Marketable Securities Owned: Marketable securities are valued at market value, except for those securities that are not readily marketable, which are valued at fair value as determined by management.

Commission Income and Clearing Costs: Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising Costs: The Company does not engage in direct-response advertising. All advertising costs are charged to operations as incurred and were $21,657 and $122,322 for the years ended June 30, 2003 and 2002, respectively.

Depreciation: The Company records depreciation of equipment by use of accelerated methods of computation.

Statements of Cash Flows: For purposes of the statements of cash flows, the Company considers liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan covering all full-time employees of the Company who have completed one year of service and are age 21 or older. Contributions to the Plan are determined each year by the Board of Directors. For the years ended June 30, 2003 and 2002 contributions were $-0-.

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. COMMITMENTS

The Company leases office space through April 30, 2006 under operating leases that provide for basic monthly rentals plus operating costs and real estate taxes. In addition, the Company has various operating leases for office equipment. Rentals under all agreements amounted to $200,322 and $194,331 for the years ended June 30, 2003 and 2002, respectively. Future minimum rentals under those agreements that extend beyond one year are as follows:

Year ending June 30,	2004	$	25,116
	2005		25,116
	2006		20,930
		$	71,162

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $111,601 which was $61,601 in excess of its required net capital of $50,000. The Company's net capital ratio was .13 to 1.

5. INCOME TAXES (BENEFIT)

The provision for income taxes (benefit) consists of the following:

	June 30			
	2003		2002	
Federal	$	(13,930)	$	(78,451)
States		-		(9,419)
	$	(13,930)	$	(87,870)

A net operating loss of $98,724 is available to offset federal taxable income through years ending June 30, 2023.

Net operating losses for Illinois and Minnesota in the amounts of $93,588 and $251,013, respectively, are available to offset taxable income for years ending between June 30, 2017 and 2023.

RECOM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at commercial banks located in Minnesota and Illinois and with its clearing firm located in New York. Each account is guaranteed up to $100,000. Uninsured cash balances at June 30, 2003 were $-0-.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's activities primarily involve executions, settlement and financing of various securities transactions through a clearing organization. This may expose the Company to risk in the event the clearing organization is unable to fulfill its contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations within three business days after trade date.

* * * * *



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA/ABV
Stephen P. Exley, CPA
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Morris Lehrman, CPA

Accountants' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Recom Securities, Inc.
619 Marquette Avenue South - Suite 142
Minneapolis, Minnesota 55402

We have audited the accompanying financial statements of Recom Securities, Inc. as of and for the years ended June 30, 2003 and 2002 and have issued our report thereon dated July 30, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehrman, Flom & Co., P.L.L.P.

July 30, 2003

RECOM SECURITIES, INC.

COMPUTATIONS PURSUANT TO RULE 15c3-1
June 30, 2003

NET CAPITAL

Total shareholder's equity qualified for net capital	$	310,025
Deductions and/or charges		
Non-allowable assets		
Loans receivable - officers		158,105
Refundable income taxes		13,988
Other assets		4,151
Net capital before haircuts on securities positions (tentative net capital)		133,781
Haircuts on trading and investment securities		
Money market fund		464
Marketable securities		21,716
Net capital	$	111,601

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	14,125
Total aggregate indebtedness	$	14,125
Ratio: Aggregate indebtedness to net capital		.13 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	941
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Excess net capital	$	61,601
Excess net capital at 1000%	$	110,188

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of June 30, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	111,601
Net capital, per above	$	111,601

RECOM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

June 30, 2003

Recom Securites, Inc. is exempt from the requirement under rule 15c3-3k(s)(B) as follows:

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is U.S. Clearing, a division of Fleet Securities, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDITED REPORT

RECOM SECURITIES, INC.
Years Ended June 30, 2003 and 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

REPORT ON
INTERNAL CONTROL

RECOM SECURITIES, INC.
Year Ended June 30, 2003



Lehrman, Flom & Co., P.L.L.P.
Certified Public Accountants & Consultants

Interchange Tower, Suite 820
600 Highway 169 South
Minneapolis, MN 55426
952-546-5306 fax 952-546-8882

Arnold Lehrman, CPA
Harvey Z. Flom, CPA
Miles H. Locketz, CPA/ABV
Stephen P. Exley, CPA
Stanley E. Eisenberg, CPA
Nancy S. Lehrman, CPA

Morris Lehrman, CPA

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Recom Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Recom Securities, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehrman, Flom & Co., P.L.L.P.

July 30, 2003